UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: December 7, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	December 7, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: December 7, 2009
09-37-TC

TECK ANNOUNCES COAL PRODUCTION GUIDANCE

Vancouver - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today new coal production guidance for 2010. Teck now expects coal production in 2010 to be 23.5 to 25 million tonnes and is actively planning for further production increases in 2011 and 2012. Teck President and CEO Don Lindsay said: "Our coal team is focused on near term expansion opportunities in light of the tight market that we expect for high quality hard coking coal. We are fortunate to be able to add production with relatively small incremental capital." While capital budgets are still under review, Teck expects its overall capital spending for all businesses in 2010 to be in line with total capital spending in 2009.

Teck is currently forecasting coal production of 20 million tonnes and sales of 19.5 to 20 million tonnes for 2009, at the lower end of Teck's current guidance as a result of shipping delays caused by high winds at the port in Vancouver. Weather permitting, missed shipments are expected to be made up in the first quarter of 2010.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production volumes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, changes in conditions in the steel market, changes in foreign exchange rates, unplanned disruptions in production or transportation, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014